Exhibit 1

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON AUGUST 17, 2011.

I. DATE, TIME AND PLACE: August 17, 2011, at 4:00 p.m., exceptionally at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

II. CALL NOTICE: By individual messages sent to the members of the Board of Directors on August 9, 2011.

III. ATTENDANCE: All of the members of the Board of Directors were present, as per the signatures below. Also in attendance were Alex Waldemar Zornig, Tarso Rebello Dias, José Augusto da Gama Figueira, Maria Gabriela Campos da Silva Menezes Côrtes and Daniella Geszikter Ventura (representatives of the Company), Iran Siqueira Lima, Alvaro Bandeira and José Claudio Rego Aranha (members of the Independent Special Committee of the Company (the “Committee”)), Eduardo Guimarães, Leandro Telles, Felippe Bento and Fernando Iunes (representatives Banco Itaú S.A., financial advisor to the Committee) and Fabiana Modiano (legal advisor to the Committee).

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha and Maria Gabriela Campos da Silva Menezes Côrtes acted as Chair and Secretary of the meeting, respectively.

V. AGENDA AND RESOLUTIONS: The Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha, started the meeting by requesting the Committee to explain the process of negotiating with the other independent special committees, including whether the negotiations were joint or separate, the dynamic of the interactions among the committees/Company/financial advisors and the role of each in the process. Alvaro Bandeira explained in detail the work done by the Committee, the metrics and the negotiation process. After examining the materials provided by the Committee, which analyzed the operations comprising the Corporate Reorganization and the negotiation of the exchange ratios with the Independent Special Committees of TMAR and TNL, and discussing the recommended exchange ratios, the members of the Board of Directors made the inquiries they deemed necessary to the members of the Committee, notably: 1) Was the Company’s business analyzed in detail?; 2) In regards to the work presented, we observe that the ARPU of BrT Celular coverges over time with the ARPU of Tmar Celular, while the per capita GDP of the regions is clearly different. If the differences are influenced by GDP (see Region III – SP) why do Regions I and II not reflect this?; 3) Do you know what Metrorede is? TIM paid R$1.5 billion for AES Telecom. Was the value of Metrorede considered?; 4) Was Globenet, as a strategic company, taken into account, considering that in 2010 alone it earned R$147 million in profits?; 5) Were other valuation methods used?; 6) How was the question of PEX reflected in the projections?; 7) In January, a valuation that served as a basis for the approval of the purchase of BRT by TMAR, dated December 2008, was presented, which forecast that the EBITDA for 2012 only for fixed-line telephony would be R$4.6 billion, according to information furnished by management. In the reports presented by Banco Itaú and Bradesco, this EBITDA flow decreases to approximately R$2.8 billion, also based on Company data. Was this considered? All of the questions presented were then answered. Immediately thereafter, the following questions were asked of the financial advisor to the

Committee: 1) There is a discrepancy between the net debt reported in the interim financial statements of March 31, 2011 and the information contained in the report of Banco Itaú BBA (page 27): Interim financial statements: R$1.311 billion; Itaú BBA, R$40 million. Was this noted?; and 2) Was the optimal capital structure for the Company presented in Itaú BBA’s valuation report, of 41.5% equity and 58.5% debt, provided by the Company or the bank? It was confirmed that it was not a Company figure, but instead the opinion of the bank. After that, a majority of the members of the Board of Directors approved the following exchange ratios for shares between TMAR and the Company and TNL and the Company:

Original share / Replacing share	Exchange Ratio
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581
TMAR3 / BRTO3	5.1149
TMAR5 and TMAR 6 / BRTO4	4.4537
TMAR5 and TMAR 6/ BRTO3	3.8620

The dissenting vote of João Carlos de Almeida Gaspar in regards to the matters being deliberated was recorded and archived by the Secretary of the Company.

All of the members of the Board of Directors were present and affixed their signatures.

Rio de Janeiro, August 17, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

Board Members Present:

José Mauro Mettrau Carneiro da Cunha	João de Deus Pinheiro de Macêdo
Chair

Júlio Cesar Fonseca	Francis James Leahy Meaney

João Carlos de Almeida Gaspar

Brasil Telecom S.A.

Minutes of the Meeting of the Board of Directors

held on August 17, 2011